2nd quarter 2017
Financial statements and review



2017 second quarter and first half results

Statoil reports adjusted earnings of USD 3.0 billion and adjusted earnings after tax of USD 1.3 billion in the second quarter of 2017. IFRS net operating income was USD 3.2 billion and the IFRS net income was USD 1.4 billion.

The second quarter was characterised by:

- Solid earnings and strong cash flow. Net debt ratio [5] reduced to 27.5%
- Good operational performance and high regularity. Around 5% production growth expected in 2017
- Project deliveries and efficiency improvements on track

"Our solid financial results and strong cash flow are driven by good operational performance with high production efficiency and continued cost improvements. At oil prices around 50 dollars per barrel, we have generated 4 billion dollars in free cash flow, and reduced our net debt ratio by 8.1 percentage points since the start of the year. We expect to deliver around 5% production growth this year, and at the same time realise an additional one billion dollars in efficiencies," says Eldar Sætre, President and CEO of Statoil ASA.

"Together with the supplier industry, we continue to make strong progress on project development and execution. Gina Krog has started production, and we are progressing Johan Sverdrup and other important projects like Aasta Hansteen, Mariner, Oseberg Vestflanken, Peregrino II, Dudgeon and Hywind. On the NCS, we have received approval for three new projects and submitted one additional plan for development," says Sætre.

"So far this year, we have drilled 14 exploration wells and made nine discoveries. Several of these can quickly be put into profitable production. Our exploration programme in the Barents Sea started with the Kayak discovery and gives us the opportunity to test several new prospects. We expect to drill around 30 exploration wells in 2017. Based on strict prioritisation and efficient drilling operations we are able to reduce our guidance for exploration spending this year to around 1.3 billion dollars," says Sætre.

Adjusted earnings were USD 3.023 billion in the second quarter, up from USD 0.913 billion in the same period in 2016. Adjusted earnings after tax were USD 1.289 billion in the second quarter, up from negative USD 0.028 billion in the same period last year. Higher prices for both oil and gas, solid operational performance with high production, a reversal of provisions in Angola of USD 0.754 billion and continued progress on improvement work contributed to the increase.

IFRS net operating income was USD 3.244 billion in the second quarter compared to USD 0.180 billion in the same period of 2016. IFRS net income was USD 1.436 billion, up from negative USD 0.302 billion in the same period last year.

Statoil delivered equity production of 1,996 mboe per day in the second quarter, an increase from 1,959 mboe per day in the same period in 2016. The increase was primarily due to strong operational performance, increased gas offtake and ramp-up of new fields. Excluding portfolio changes, the underlying production growth was 3% compared to the second quarter last year.

Adjusted exploration expenses in the quarter were USD 0.224 billion, down from USD 0.423 billion in the second quarter of 2016.

Cash flows provided by operating activities in the first half of 2017 amounted to USD 9.931 billion compared to USD 3.349 billion for the same period last year. Organic capital expenditure was USD 4.5 billion in the first half of 2017. At the end of second quarter, net debt to capital employed [5] was reduced to 27.5%.

The board of directors has decided to maintain a dividend of USD 0.2201 per ordinary share for the second quarter and continue the scrip programme this quarter giving shareholders the option to receive the dividend in cash or newly issued shares in Statoil at a 5% discount.

The twelve-month average Serious incident frequency (SIF) was 0.8 for the twelve months ended 30 June 2017, compared to 0.7 in the same period a year ago.

| | Quarters | | | | | | First half | |
Q2 2017	Q1 2017	Q2 2016	Change Q2 on Q2			2017	2016	Change
3,244	4,250	180	>100%	Net operating income (USD million)		7,494	1,240	>100%
3,023	3,313	913	>100%	Adjusted earnings (USD million) [5]		6,336	1,769	>100%
1,436	1,064	(302)	N/A	Net income (USD million)		2,500	309	>100%
1,289	1,114	(28)	N/A	Adjusted earnings after tax (USD million) [5]		2,403	94	>100%
1,996	2,146	1,959	2%	Total equity liquids and gas production (mboe per day) [4]		2,071	2,007	3%
44.5	48.9	39.4	13%	Group average liquids price (USD/bbl) [1]		46.7	33.9	38%

GROUP REVIEW

The second quarter financial results were reflected by higher prices and continued reductions in operational costs. Reduced provisions in the international business positively affected results.

Second quarter 2017

Total equity liquids and gas production [4] was 1,996 mboe per day in the second quarter of 2017, up 2% compared to second quarter of 2016 mainly due to new production from start-up of new fields and lower level of planned maintenance activities. The increase was partially offset by divestments and expected natural decline.

Total entitlement liquids and gas production [3] was slightly up 1% to 1,836 mboe per day in the second quarter 2017 compared to 1,814 mboe per day in the second quarter of 2016 due to the increase in equity production as described above, partially offset by negative effects from production sharing agreements (PSA)[4] and US royalties. The effects from PSA and US royalties were 160 mboe per day in the second quarter of 2017 compared to 145 mboe per day in the second quarter of 2016.

Q2 2017	Quarters Q1 2017	Q2 2016	Change Q2 on Q2	Condensed income statement under IFRS (unaudited, in USD million)	2017	First half 2016	Change
14,935	15,528	10,895	37%	Total revenues and other income	30,463	21,010	45%
(6,857)	(6,466)	(5,251)	31%	Purchases [net of inventory variation]	(13,323)	(9,421)	41%
(2,210)	(2,642)	(2,172)	2%	Operating and administrative expenses	(4,852)	(4,667)	4%
(2,312)	(1,943)	(2,783)	(17%)	Depreciation, amortisation and net impairment losses	(4,255)	(4,822)	(12%)
(312)	(227)	(509)	(39%)	Exploration expenses	(539)	(860)	(37%)
3,244	4,250	180	>100%	Net operating income	7,494	1,240	>100%
1,436	1,064	(302)	N/A	Net income	2,500	309	>100%

Net operating income was USD 3,244 million in the second quarter of 2017, compared to net operating income of USD 180 million in the second quarter of 2016. The significant increase was primarily due to higher prices for gas, increased fair value of derivatives and higher revenues due to a reversal of provisions related to our operations in Angola of USD 754 million (see note 8 Provisions to the Financial statements). Higher liquids prices and reduced depreciation and exploration costs contributed to the increase.

In addition, net operating income was positively affected by changes in fair value of derivatives and inventory hedge contracts of USD 198 million, and negatively impacted by net impairment of signature bonus of USD 87 million.

In the second quarter of 2016, net operating income was negatively affected by changes in the fair value of derivatives of USD 342 million and net impairment charges of USD 275 million mainly related to a conventional offshore asset in the Gulf of Mexico, and was positively impacted by gain on sale of assets of USD 119 million.

Adjusted operating and administrative expenses decreased by 2% to USD 2,164 million in the second quarter of 2017. The reduction was primarily due to divestment of assets, reduced transportation expenses and effects of the on-going cost improvement initiatives on operation and maintenance costs. The decrease was partially offset by operating costs from new fields coming on stream.

Adjusted depreciation expenses decreased by 10% to USD 2,307 million in the second quarter of 2017, mainly because of increased proved reserves estimates, lower depreciation basis due to impairments of assets in previous periods and divestments. Production ramp-up and start-up of new fields partially offset the decrease.

Adjusted exploration expenses decreased by USD 199 million to USD 224 million in the second quarter of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed and lower exploration activity.

After total adjustments of net USD 220 million to net operating income, **Adjusted earnings** [5] were USD 3,023 million in the second quarter of 2017, up from USD 913 million in the second quarter of 2016.

Q2 2017	Quarters Q1 2017	Q2 2016	Change Q2 on Q2	Adjusted earnings (in USD million)	First half 2017	2016	Change
14,664	14,571	11,291	30%	Adjusted total revenues and other income	29,235	21,470	36%
(6,946)	(6,400)	(5,192)	34%	Adjusted purchases [6]	(13,347)	(9,416)	42%
(2,164)	(2,274)	(2,203)	(2%)	Adjusted operating and administrative expenses	(4,437)	(4,603)	(4%)
(2,307)	(2,382)	(2,560)	(10%)	Adjusted depreciation expenses	(4,689)	(4,979)	(6%)
(224)	(202)	(423)	(47%)	Adjusted exploration expenses	(426)	(703)	(39%)
3,023	3,313	913	>100%	Adjusted earnings [5]	6,336	1,769	>100%
1,289	1,114	(28)	N/A	Adjusted earnings after tax [5]	2,403	94	>100%

Adjusted earnings after tax [5] were USD 1,289 million in the second quarter of 2017, which reflects an effective tax rate on adjusted earnings of 57.4%, compared to 103.1% in the second quarter of 2016. The reduction in effective tax rate was mainly due to reversal of provisions related to Angola as described in note 8 Provisions to the Financial statements. Relatively lower losses in entities with lower than average tax rates or entities without recognised deferred tax assets, added to the reduction in tax rate.

Total cash flows were reduced by USD 603 million compared to the second quarter of 2016.

Cash flows provided by operating activities were increased by USD 2,818 million compared to the second quarter of 2016. The increase was mainly due to increased liquids and gas prices and a reduction in working capital in the current period compared to an increase in the second quarter of last year.

Cash flows used in investing activities were increased by USD 2,219 million compared to the second quarter of 2016. The increase was mainly due to financial investments made in the second quarter, partially offset by lower capital expenditures

Cash flows used in financing activities were increased by USD 1,202 million compared to the second quarter of 2016. The increase was mainly due to decreased cash flow from collateral related to derivatives and two dividends in the second quarter of 2017 compared to one dividend in the second quarter of 2016 (see note 7 Dividends to the Financial statements).

Free cash flow [5] in the second quarter of 2017 was USD 465 million, an increase of USD 2,236 million compared to the second quarter of 2016 mainly due to to increased liquids and gas prices and decreased capital expenditures.

First half 2017

Net operating income was USD 7,494 million in the first half of 2017 compared to USD 1,240 million in the first half of 2016. The significant increase was primarily driven by higher prices for both liquids and gas and increased volumes of gas. Higher revenues due to reversal of provisions related to our operations in Angola of USD 754 million, higher net impairment reversals and lower operational costs added to the increase.

In addition, net operating income in the first half of 2017 was positively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 1,029 million and net reversal of impairments of USD 321 million. Net operating income was negatively impacted by losses from sale of assets of USD 388 million.

In the first half of 2016, net operating income was negatively impacted by changes in fair value of derivatives and inventory hedge contracts of USD 492 million, and positively impacted by gain on sale of assets of USD 119 million.

Adjusted operating and administrative expenses decreased by 4% to USD 4,437 million in the first half of 2017, mainly due to portfolio changes and reduced transportation cost. The decreases were partially offset by higher expenses related to royalties and new fields coming on stream.

Adjusted depreciation expenses decreased by 6% to USD 4,689 million in the first half of 2017, mainly due to net increase in proved reserves estimates on several fields and lower depreciation basis due to impairments of assets in previous periods. The decreases were partially offset by increased depreciation from start-up and ramp-up of new fields.

Adjusted exploration expenses decreased by USD 277 million to USD 426 million in the first half of 2017, primarily due to a lower portion of expenditures capitalised in previous years being expensed in the first half of 2016. Lower exploration activity and less expensive wells drilled in the first half of 2017 added to the reduction, partially offset by a lower capitalisation rate.

After total adjustments of USD 1,158 million to net operating income, **Adjusted earnings** were USD 6,336 million in the first half of 2017, significantly up from the first half of 2016 when adjusted earnings were USD 1,769 million.

Adjusted earnings after tax were USD 2,403 million in the first half of 2017, compared to USD 94 million in the first half of 2016. The effective tax rate on adjusted earnings was 62.1%, compared to an effective tax rate of 94.7% in the first half of 2016. The reduction in effective tax rate was mainly due to reversal of provisions related to Angola and relatively reduced losses in entities with lower than average tax rates or entities without recognised deferred tax assets.

Total cash flows increased by USD 1,788 million compared to the first half of 2016.

Cash flows provided by operating activities were increased by USD 6,582 million compared to the first half of 2016. The increase was mainly due to increased liquids and gas prices, and a reduction in working capital in the current period compared to an increase in the first half last year.

Cash flows used in investing activities were increased by USD 3,801 million compared to the first half of 2016. The increase was mainly due to financial investments, increased proceeds from sale of assets mainly related to the divestment of the Kai Kos Dehseh (KKD) oil sands projects in first quarter, partially offset by lower capital expenditures.

Cash flows used in financing activities were increased by USD 993 million compared to the first half of 2016. The increase was mainly due to decreased cash flow from collateral related to derivatives, partially offset by decreased cash dividend due to two scrip dividends in the first half of 2017 compared to one scrip dividend and one non-scrip dividend in the first half of 2016 (see note 7 Dividends to the Financial statements).

Free cash flow [5] in the first half of 2017 was USD 4,026 million, an increase of USD 7,180 million compared to the first half of 2016, mainly due to increased liquids and gas prices and decreased capital expenditures.

OUTLOOK

- **Organic capital expenditures** [5] for 2017 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern) are estimated at around USD 11 billion
- Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.3 billion for 2017, excluding signature bonuses
- Statoil expects to achieve an additional USD 1 billion in **efficiency improvements** in 2017 with a total of USD 4.2 billion
- Statoil's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2016 – 2020, **organic production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)
- The **organic production** for 2017 is estimated to be around 5% above the 2016 level
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 50 mboe per day in the third quarter of 2017. In total, maintenance is estimated to reduce equity production by around 30 mboe per day for the full fiscal year 2017
- **Indicative effects from Production Sharing Agreement (PSA)** [4] **and US royalties** in 2017 are estimated to be around 150 mboe per day based on an oil price of USD 40 per barrel and 165 mboe per day based on an oil price of USD 70 per barrel
- **Deferral of production** to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the foregoing production guidance

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

DEVELOPMENT AND PRODUCTION NORWAY

Second quarter 2017 review

Average daily production of liquids and gas increased by 3% to 1,253 mboe per day in the second quarter of 2017 compared to the second quarter of 2016. The increase was mainly due to higher gas off-take at Oseberg and Troll, ramp up of new fields and high operational performance. Turnaround activity and natural decline on mature fields partially offset the increase.

Net operating income for Development and Production Norway (DPN) was USD 1,973 million in the second quarter of 2017 compared to USD 1,274 million in the second quarter of 2016. The increase was mainly due to the increase in gas price.

In the second quarter of 2017, there were only minor adjustments to net operating income. In the second quarter of 2016, gain on sale of assets of USD 114 million related to the divestment of the Edvard Grieg field positively impacted net operating income.

Adjusted operating and administrative expenses decreased in the second quarter of 2017 mainly due to reduced field specific operating cost, the NOK/USD exchange rate development and portfolio changes. This was partially offset by a change in the internal allocation of gas transportation costs between DPN and MMP. Adjusted depreciation decreased mainly due to increased proved reserves for 2017 and the NOK/USD exchange rate development. Adjusted exploration expenses decreased mainly due to lower exploration activity.

After total adjustments of net USD 38 million to net operating income, **Adjusted earnings** [5] were USD 1,935 million in the second quarter of 2017, up 66% from USD 1,163 million in the second quarter of 2016.

	Quarters		Change	Adjusted earnings		First half	
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	(in USD million)	2017	2016	Change
3,797	4,470	3,204	19%	Adjusted total revenues and other income	8,268	6,430	29%
(680)	(683)	(692)	(2%)	Adjusted operating and administrative expenses	(1,363)	(1,320)	3%
(1,085)	(1,097)	(1,217)	(11%)	Adjusted depreciation	(2,183)	(2,444)	(11%)
(97)	(70)	(133)	(27%)	Adjusted exploration expenses	(167)	(202)	(17%)
1,935	2,621	1,163	66%	Adjusted earnings [5]	4,556	2,463	85%

First half 2017

Net operating income for DPN was USD 5,214 million in the first half of 2017 compared to USD 2,598 million in the first half of 2016. The increase was primarily driven by increased liquids and gas prices.

Net impairments reversal of USD 433 million positively impacted net operating income. In the first half of 2016, gain from sale of asset of USD 114 million positively impacted net operating income.

Adjusted total revenues and other income increased by 29% compared to the first half of 2016, primarily driven by the increase in liquids and gas prices. Adjusted operating and administrative expenses increased mainly as a result of a change in the internal allocation of gas transportation costs between DPN and MMP. This also increased the revenues due to a higher transfer price. The increase in operating and administrative expenses was partially offset by reduction in field specific operating costs and portfolio changes. Adjusted depreciation decreased mainly due to increased proved reserves on several fields. Adjusted exploration expenses decreased mainly due to lower exploration activity.

After total adjustments of USD 658 million to net operating income, **Adjusted earnings** were USD 4,556 million in the first half of 2017, up 85% from the first half of 2016 when adjusted earnings were USD 2,463 million.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Second quarter 2017 review

Average equity production of liquids and gas decreased by 1% to 743 mboe per day in the second quarter of 2017 compared to the second quarter of 2016. The decrease was driven by the divestments of the Canadian oil sands activities and West Virginia operated Marcellus properties in addition to expected natural decline on several fields. This was partially offset by ramp-up and additional wells particularly on various fields in GoM and Marcellus Utica as well as lower effect from planned turnarounds.

Average daily entitlement production of liquids and gas decreased by 3% to 583 mboe per day in the second quarter of 2017 compared to the second quarter of 2016. The decrease was due to lower equity production and negative effects from production sharing agreements (PSA) [4] and US royalties. The effects from PSA and US royalties were 160 mboe per day in the second quarter of 2017 compared to 145 mboe per day in the second quarter of 2016.

Net operating income for Development and Production International (DPI) was positive USD 764 million in the second quarter of 2017 compared to negative USD 839 million in the second quarter of 2016. The positive development was mainly due to increased revenues due to a reversal of provisions related to our operations in Angola of USD 754 million, see note 8 Provisions to the Financial statements. Higher realised oil and gas prices and lower exploration and depreciation expenses, added to the increase.

In addition, net operating income was negatively impacted by net impairments of USD 87 million. In the second quarter of 2016, net operating income was negatively impacted by net impairments of USD 275 million.

Adjusted operating and administrative expenses decreased slightly mainly due to portfolio changes, partially offset by increased royalty and transportation expenses. Adjusted depreciation decreased primarily due to higher reserves estimates, partially offset by increased depreciation from production ramp-up of new fields. Adjusted exploration expenses decreased in the second quarter of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed this quarter. Lower exploration activity in the second quarter of 2017 further reduced the cost.

After total adjustments of net USD 112 million to net operating income, **Adjusted earnings** [5] were positive USD 876 million in the second quarter of 2017, up from negative USD 506 million in the second quarter of 2016.

Q2 2017	Quarters Q1 2017	Q2 2016	Change Q2 on Q2	Adjusted earnings (in USD million)	2017	First half 2016	Change
2,743	2,222	1,639	67%	Adjusted total revenues and other income	4,965	2,837	75%
(613)	(634)	(624)	(2%)	Adjusted operating and administrative expenses	(1,248)	(1,323)	(6%)
(1,126)	(1,184)	(1,233)	(9%)	Adjusted depreciation	(2,310)	(2,319)	(0%)
(127)	(132)	(289)	(56%)	Adjusted exploration expenses	(259)	(501)	(48%)
876	272	(506)	N/A	Adjusted earnings [5]	1,148	(1,305)	N/A

First half 2017

Net operating income for DPI was positive USD 604 million in the first half of 2017 compared to negative USD 1,312 million in the first half of 2016. The positive development was mainly due to higher realised oil and gas prices and increased revenues due to reversal of provisions related to our operations in Angola of USD 754 million, in addition to lower exploration expenses and operating expenses. In addition, net operating income in the first half of 2017 was negatively impacted by losses from sale of assets of USD 388 million and net impairments of assets of USD 113 million. In the first half of 2016, net operating income was positively impacted by net reversal of impairments of USD 39 million.

The decrease in adjusted operating and administrative expenses was primarily driven by portfolio changes and reduced provisions for future asset retirement costs. The decreases were partially offset by higher royalties and transportation expenses. Adjusted depreciation remained at the same level as in first half of 2016, with increases driven by production ramp-up from new fields being offset by higher reserves estimates. Adjusted exploration expenses decreased in the first half of 2017 mainly due to a lower portion of capitalised expenditures from earlier years being expensed this year. Lower exploration activity and less expensive wells drilled in the first half of 2017 further reduced the cost, partially offset by lower capitalisation rate.

After total adjustments of USD 544 million to net operating income, **Adjusted earnings** were positive USD 1,148 million in the first half of 2017, significantly up from the first half of 2016 when adjusted earnings were negative USD 1,305 million.

MARKETING, MIDSTREAM AND PROCESSING

Second quarter 2017 review

Natural gas sales volumes amounted to 13.3 billion standard cubic meters (bcm) in the second quarter of 2017, up 6% compared to the second quarter of 2016. The increase was due to higher Statoil entitlement production mainly on the Norwegian continental shelf. Entitlement gas was 12.3 bcm in the second quarter of 2017 compared to 10.8 bcm in the second quarter of 2016.

Average invoiced European natural gas sales price [8] was marginally increased in the second quarter of 2017 compared to the second quarter of 2016. **Average invoiced North American piped gas sales price** [8] increased by 65%, mainly due to a general increase in Henry Hub prices.

Net operating income for Marketing, Midstream and Processing (MMP) was positive USD 443 million in the second quarter of 2017 compared to negative USD 20 million in the second quarter of 2016. Net operating income was positively impacted by changes in fair value of derivatives and market value of storage and physical contracts, with a combined effect of USD 205 million. In the second quarter of 2016, net operating income was negatively impacted by changes in fair value of derivatives of USD 391 million.

Adjusted earnings [5] were USD 292 million in the second quarter of 2017, compared to USD 329 million in the second quarter of 2016. The decrease was mainly due to lower results from liquids trading and reduced margins from US gas trading. This was partially offset by increased result from processing, mainly due to refinery turnaround activity in second quarter of 2016 as well as higher margins. Adjusted operating and administrative expenses decreased mainly due to a change in the internal allocation of gas transportation costs between MMP and DPN in addition to lower crude oil transportation cost.

	Quarters		Change	Adjusted earnings		First half	
Q2 2017	Q1 2017	Q2 2016	Q2 on Q2	(in USD million)	2017	2016	Change
13,596	14,274	11,011	23%	Adjusted total revenues and other income	27,870	21,063	32%
(12,316)	(12,712)	(9,565)	29%	Adjusted purchases [6]	(25,028)	(18,090)	38%
(918)	(989)	(1,034)	(11%)	Adjusted operating and administrative expenses	(1,907)	(2,058)	(7%)
(70)	(73)	(82)	(15%)	Adjusted depreciation	(143)	(155)	(7%)
292	500	329	(11%)	Adjusted earnings [5]	792	761	4%

First half 2017

Net operating income for MMP was USD 1,722 million in the first half of 2017 compared to USD 283 million in the first half of 2016. Changes in fair value of derivatives of USD 644 million and change in market value of storage and future physical contracts of USD 349 million positively impacted net operating income. Net operating income in the first half of 2016 was negatively impacted by changes in fair value of derivatives of USD 360 million and changes in the market value of storage and future physical contracts of USD 187 million. The decrease in the first half of 2016 was partially offset by gain on operational storage of USD 134 million.

Adjusted earnings were USD 792 million in the first half of 2017, up 4% compared to the first half of 2016. The increase was mainly driven by higher marketing margins and increased result from processing compared to the first half of 2016. Lower trading results from liquids partially offset the increase. Adjusted total revenues and other income as well as adjusted purchases increased primarily driven by higher liquids and gas prices. Adjusted operating and administrative expenses decreased mainly due to a change in the internal allocation of gas transportation cost between MMP and DPN.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2017

CONSOLIDATED STATEMENT OF INCOME

Q2 2017	Quarters Q1 2017	Q2 2016	(unaudited, in USD million)	2017	First half 2016	Full year 2016
14,862	15,468	10,814	Revenues	30,331	20,901	45,688
66	57	(46)	Net income from equity accounted investments	123	(26)	(119)
7	3	127	Other income	9	135	304
14,935	15,528	10,895	Total revenues and other income	30,463	21,010	45,873
(6,857)	(6,466)	(5,251)	Purchases [net of inventory variation]	(13,323)	(9,421)	(21,505)
(2,046)	(2,418)	(2,020)	Operating expenses	(4,465)	(4,267)	(9,025)
(163)	(224)	(152)	Selling, general and administrative expenses	(387)	(400)	(762)
(2,312)	(1,943)	(2,783)	Depreciation, amortisation and net impairment losses	(4,255)	(4,822)	(11,550)
(312)	(227)	(509)	Exploration expenses	(539)	(860)	(2,952)
3,244	4,250	180	Net operating income	7,494	1,240	80
44	(206)	31	Net financial items	(162)	656	(258)
3,288	4,044	211	Income before tax	7,332	1,896	(178)
(1,852)	(2,980)	(513)	Income tax	(4,832)	(1,587)	(2,724)
1,436	1,064	(302)	Net income	2,500	309	(2,902)
1,433	1,062	(307)	Attributable to equity holders of the company	2,495	300	(2,922)
3	2	5	Attributable to non-controlling interests	5	9	20
0.44	0.33	(0.10)	Basic earnings per share (in USD)	0.77	0.09	(0.91)
0.44	0.33	(0.10)	Diluted earnings per share (in USD)	0.77	0.09	(0.91)
3,238	3,236	3,181	Weighted average number of ordinary shares outstanding (in millions)	3,237	3,181	3,195

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q2 2017	Quarters Q1 2017	Q2 2016	(unaudited, in USD million)	2017	First half 2016	Full year 2016
1,436	1,064	(302)	Net income	2,500	309	(2,902)
(38)	78	36	Actuarial gains (losses) on defined benefit pension plans	39	(185)	(503)
11	(20)	(9)	Income tax effect on income and expenses recognised in OCI	(8)	51	129
(27)	58	27	Items that will not be reclassified to the Consolidated statement of income	31	(134)	(374)
667	437	(483)	Currency translation adjustments	1,104	874	17
(39)	(10)	(89)	Net gains (losses) from available for sale financial assets	(48)	(0)	(0)
(9)	0	0	Share of OCI from equity accounted investments	(9)	0	0
619	428	(572)	Items that may be subsequently reclassified to the Consolidated statement of income	1,047	874	17
592	486	(545)	Other comprehensive income	1,077	740	(357)
2,028	1,550	(847)	Total comprehensive income	3,577	1,049	(3,259)
2,025	1,548	(852)	Attributable to the equity holders of the company	3,573	1,040	(3,279)
3	2	5	Attributable to non-controlling interests	5	9	20

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	At 30 June 2017	At 31 March 2017	At 31 December 2016	At 30 June 2016
ASSETS				
Property, plant and equipment	61,616	60,109	59,556	63,950
Intangible assets	9,271	9,235	9,243	9,105
Equity accounted investments	2,230	2,344	2,245	2,096
Deferred tax assets	2,245	2,248	2,195	1,842
Pension assets	921	933	839	1,202
Derivative financial instruments	1,829	1,746	1,819	3,466
Financial investments	2,768	2,565	2,344	2,428
Prepayments and financial receivables	890	907	893	940
Total non-current assets	81,769	80,087	79,133	85,029
Inventories	2,882	3,150	3,227	3,351
Trade and other receivables	6,991	7,013	7,839	5,894
Derivative financial instruments	271	254	492	374
Financial investments	13,500	10,118	8,211	9,220
Cash and cash equivalents	5,083	7,135	5,090	6,761
Total current assets	28,727	27,670	24,859	25,601
Assets classified as held for sale	0	0	537	407
Total assets	110,496	107,757	104,530	111,037
EQUITY AND LIABILITIES				
Shareholders' equity	37,882	36,618	35,072	40,200
Non-controlling interests	29	28	27	39
Total equity	37,911	36,647	35,099	40,239
Finance debt	26,669	27,289	27,999	29,869
Deferred tax liabilities	7,619	7,243	6,427	7,184
Pension liabilities	3,526	3,425	3,380	3,237
Provisions	14,295	13,528	13,406	13,993
Derivative financial instruments	1,114	1,437	1,420	1,167
Total non-current liabilities	53,224	52,922	52,633	55,449
Trade, other payables and provisions	8,442	9,049	9,665	8,766
Current tax payable	4,253	3,746	2,184	2,343
Finance debt	5,508	4,500	3,674	3,307
Dividends payable	721	712	712	704
Derivative financial instruments	436	180	508	225
Total current liabilities	19,361	18,188	16,743	15,344
Liabilities directly associated with the assets classified as held for sale	0	0	54	4
Total liabilities	72,585	71,110	69,430	70,798
Total equity and liabilities	110,496	107,757	104,530	111,037

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2015	1,139	5,720	38,693	(5,281)	(0)	0	40,271	36	40,307
Net income for the period			300				300	9	309
Other comprehensive income			(134)	874	(0)	0	740		740
Total comprehensive income									1,049
Dividends	6	287	(1,404)				(1,111)		(1,111)
Other equity transactions		0	(0)				0	(7)	(6)
At 30 June 2016	1,145	6,007	37,455	(4,407)	(0)	0	40,200	39	40,239
At 31 December 2016	1,156	6,607	32,573	(5,264)	(0)	0	35,072	27	35,099
Net income for the period			2,495				2,495	5	2,500
Other comprehensive income			31	1,104 [2]	(48)	(9)	1,077		1,077
Total comprehensive income									3,577
Dividends[1]	12	666	(1,438)				(761)		(761)
Other equity transactions		(3)	(0)				(3)	(2)	(5)
At 30 June 2017	1,168	7,270	33,661	(4,160)	(48)	(9)	37,882	29	37,911

1) For more information, see note 7 Dividends.
2) Currency translation adjustments year to date includes USD 294 million directly associated with the sale of interest in Kai Kos Dehseh (KKD) oil sands project. See note 3 Acquisitions and disposals.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q2 2017	Quarters Q1 2017	Q2 2016	(unaudited, in USD million)	2017	First half 2016	Full year 2016
3,288	4,044	211	Income before tax	7,332	1,896	(178)
2,312	1,943	2,783	Depreciation, amortisation and net impairment losses	4,255	4,822	11,550
94	38	191	Exploration expenditures written off	132	332	1,800
(129)	(78)	157	(Gains) losses on foreign currency transactions and balances	(207)	(457)	(137)
13	383	(113)	(Gains) losses on sales of assets and businesses	396	(118)	(110)
(779)	(21)	113	(Increase) decrease in other items related to operating activities[1] [4]	(801)	826	1,076
(167)	(1)	(233)	(Increase) decrease in net derivative financial instruments[1]	(167)	(759)	1,307
72	70	86	Interest received	141	154	280
(139)	(134)	(169)	Interest paid	(273)	(284)	(548)
4,565	6,243	3,026	Cash flows provided by operating activities before taxes paid and working capital items	10,808	6,412	15,040
(1,119)	(608)	(1,597)	Taxes paid	(1,727)	(2,341)	(4,386)
516	334	(284)	(Increase) decrease in working capital[1]	850	(722)	(1,620)
3,962	5,970	1,144	Cash flows provided by operating activities	9,931	3,349	9,034
(2,346)	(2,377)	(2,896)	Capital expenditures and investments[2]	(4,724)	(5,716)	(12,191)
(3,005)	(1,846)	(244)	(Increase) decrease in financial investments	(4,851)	207	877
19	1	91	(Increase) decrease in other items interest bearing	20	114	107
74	303	10	Proceeds from sale of assets and businesses	377	19	761
(5,258)	(3,919)	(3,039)	Cash flows used in investing activities	(9,177)	(5,376)	(10,446)
(0)	0	(0)	New finance debt	0	(0)	1,322
(5)	(5)	(168)	Repayment of finance debt	(11)	(171)	(1,072)
(728)	(0)	(404)	Dividend paid	(728)	(1,101)	(1,876)
(226)	(34)	814	Net current finance debt and other	(260)	1,266	(333)
(960)	(40)	242	Cash flows provided by (used in) financing activities	(999)	(6)	(1,959)
(2,256)	2,011	(1,653)	Net increase (decrease) in cash and cash equivalents	(245)	(2,033)	(3,371)
211	28	(131)	Effect of exchange rate changes on cash and cash equivalents	239	165	(152)
7,128	5,090	8,530	Cash and cash equivalents at the beginning of the period (net of overdraft)	5,090	8,613	8,613
5,083	7,128	6,746	Cash and cash equivalents at the end of the period (net of overdraft)[3]	5,083	6,746	5,090

1) (Increase) decrease in items under operating activities include currency effects.
2) At 30 June 2016, Capital expenditures and investments includes USD 64 million related to acquisition of additional shares in Lundin Petroleum AB.
3) At 30 June 2017, net overdrafts were zero. At 31 December 2016, net overdrafts were zero and at 30 June 2016 cash and cash equivalents included a net overdraft of USD 16 million.
4) The reversal of the provision related to profit oil and interest expense relate to Block 4, Block 15, Block 17 and Block 31 offshore Angola of USD 1 073 million has no cash effect and is excluded from Cash flow provided by operating activity. Reference is made to Note 8 Provisions, commitments, contingent liabilities and contingent assets for more information.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's Condensed interim financial statements for the three and six month periods ended 30 June 2017 were authorised for issue by the board of directors on 26 July 2017.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Statoil`s Consolidated annual financial statements for 2016.

With effect from 1 January 2017, Statoil presents net interest costs related to its defined benefit pension plans within Net financial items. These expenses were previously included in the Consolidated statement of income as part of pension cost within net operating income. The policy change better aligns the classification of the interest costs with their nature, as the benefit plan is closed to new members and now increasingly represents a financial exposure to Statoil. The change in presentation also impacts the gain or loss from changes in the fair value of Statoil's notional contribution pension plans. The impact on the net operating income at implementation and for comparative periods presented in these Condensed interim financial statements is immaterial, and prior periods' figures have consequently not been restated.

There have been no other changes to significant accounting policies in the first half of 2017 compared to the Consolidated annual financial statements for 2016.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production USA (DPUSA), Development and Production International (DPI), Marketing, Midstream and Processing (MMP), New Energy Solutions (NES), Technology, Projects and Drilling (TPD) and Global Strategy and Business Development (GSB).

Statoil reports its business through reporting segments which correspond to the operating segments for DPN and MMP. The operating segments DPUSA and DPI have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD and corporate staffs and support functions constituting our "Other" reporting segment.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2017 and 2016 is presented below. The reported measure of segment profit is net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to PP&E, intangibles and equity accounted investments exclude movements related to changes in asset retirement obligations.

Second quarter 2017 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	10	1,092	13,759	8	0	14,869
Revenues inter-segment	3,789	1,655	30	0	(5,474)	0
Net income from equity accounted investments	63	(2)	12	(7)	0	66
Total revenues and other income	3,861	2,744	13,801	2	(5,474)	14,935
Purchases [net of inventory variation]	(0)	(1)	(12,371)	(0)	5,515	(6,857)
Operating and SG&A expenses	(701)	(638)	(918)	(56)	103	(2,210)
Depreciation, amortisation and net impairment losses	(1,090)	(1,126)	(70)	(26)	0	(2,312)
Exploration expenses	(97)	(215)	0	0	0	(312)
Net operating income	1,973	764	443	(80)	143	3,244
Additions to PP&E, intangibles and equity accounted investments	1,302	1,052	78	33	0	2,465

Second quarter 2016 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	199	160	10,575	8	0	10,941
Revenues inter-segment	3,031	1,525	2	2	(4,560)	(0)
Net income from equity accounted investments	0	(42)	10	(14)	0	(46)
Total revenues and other income	3,229	1,643	10,586	(4)	(4,560)	10,895
Purchases [net of inventory variation]	0	(3)	(9,471)	(0)	4,222	(5,251)
Operating and SG&A expenses	(613)	(642)	(1,053)	(49)	185	(2,172)
Depreciation, amortisation and net impairment losses	(1,217)	(1,455)	(82)	(29)	0	(2,783)
Exploration expenses	(126)	(383)	0	(0)	0	(509)
Net operating income	1,274	(839)	(20)	(81)	(153)	180
Additions to PP&E, intangibles and equity accounted investments	2,741	1,080	163	191	0	4,175

First half 2017 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	74	1,435	28,806	24	0	30,340
Revenues inter-segment	8,381	3,469	34	0	(11,884)	0
Net income from equity accounted investments	101	7	23	(7)	0	123
Total revenues and other income	8,556	4,911	28,863	17	(11,884)	30,463
Purchases [net of inventory variation]	0	(5)	(25,117)	(0)	11,799	(13,323)
Operating and SG&A expenses	(1,427)	(1,620)	(1,880)	(123)	198	(4,852)
Depreciation, amortisation and net impairment losses	(1,749)	(2,310)	(143)	(53)	0	(4,255)
Exploration expenses	(167)	(372)	0	0	0	(539)
Net operating income	5,214	604	1,722	(159)	113	7,494
Additions to PP&E, intangibles and equity accounted investments	2,607	1,952	146	158	0	4,863
Balance sheet information						
Equity accounted investments	1,143	232	127	727	0	2,230
Non-current segment assets	29,814	36,155	4,555	363	0	70,887
Non-current assets, not allocated to segments						8,653
Total non-current assets						81,769

First half 2016 (in USD million)	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other	Eliminations	Total
Revenues third party and other income	220	297	20,483	35	0	21,036
Revenues inter-segment	6,347	2,525	14	0	(8,887)	(0)
Net income from equity accounted investments	0	(40)	23	(8)	0	(26)
Total revenues and other income	6,568	2,782	20,520	27	(8,887)	21,010
Purchases [net of inventory variation]	0	(5)	(17,956)	(0)	8,539	(9,421)
Operating and SG&A expenses	(1,330)	(1,267)	(2,127)	(151)	208	(4,667)
Depreciation, amortisation and net impairment losses	(2,444)	(2,157)	(155)	(66)	0	(4,822)
Exploration expenses	(195)	(665)	0	0	0	(860)
Net operating income	2,598	(1,312)	283	(190)	(140)	1,240
Additions to PP&E, intangibles and equity accounted investments	3,975	2,096	279	309	0	6,660
Balance sheet information						
Equity accounted investments	1,205	410	127	355	0	2,096
Non-current segment assets	29,749	38,321	4,421	564	0	73,055
Non-current assets, not allocated to segments						9,878
Total non-current assets						85,029

In the DPI segment, revenues are impacted by a release of a provision of USD 754 million. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

As of 30 June 2017, the 9.67% ownership share in the heavy oil project Petrocedeño in Venezuela in the DPI segment has been reclassified from an equity accounted investment to a non-current financial investment. Change in classification had no significant impact on the Consolidated statement of income, but Statoil will as of this date stop including production and reserves from Petrocedeño in financial reporting.

In the first quarter of 2017, Statoil recognised an impairment reversal of USD 439 million in the DPN segment related to reduced cost estimates of a Norwegian continental shelf development asset. In addition, a loss of USD 351 million was recognised on the divestment of the Kai Kos Dehseh (KKD) oil sands project in the DPI segment.

See note 3 Acquisitions and disposals for information on transactions impacting the DPI segment.

See note 6 Property, plant and equipment and intangible assets for further information on impairments.

Revenues by geographic areas
When attributing the line item revenues third party and other income to the country of the legal entity executing the sale for the first half of 2017, Norway constitutes 73% and the US constitutes 17%.

Non-current assets by country

(in USD million)	At 30 June 2017	At 31 March 2017	At 31 December 2016	At 30 June 2016
Norway	**33,575**	32,285	31,484	33,399
US	**18,440**	18,293	18,223	20,054
Brazil	**5,242**	5,251	5,308	3,473
UK	**3,660**	3,352	3,108	2,960
Angola	**3,323**	3,553	3,884	5,022
Canada	**1,623**	1,524	1,494	2,449
Azerbaijan	**1,304**	1,312	1,326	1,373
Algeria	**1,244**	1,271	1,344	1,437
Other countries	**4,706**	4,847	4,873	4,984
Total non-current assets[1]	**73,116**	71,689	71,043	75,151

1) Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

3 Acquisitions and disposals

Sale of interest in Kai Kos Dehseh
In the first quarter of 2017 Statoil closed an agreement, entered in December 2016, with Athabasca Oil Corporation to divest its 100% interest in Kai Kos Dehseh (KKD) oil sands. The total consideration consisted of cash consideration of CAD 431 million (USD 328 million), 100 million common shares in Athabasca Oil Corporation (which is accounted for as an available for sale financial investment) and a series of contingent payments. The shares and the contingent consideration were measured at a combined fair value of CAD 185 million (USD 142 million) on the closing date. A loss on the transaction of USD 351 million has been recognised as operating expense and includes a reclassification of accumulated foreign exchange losses, previously recognised in other comprehensive income. The transaction was closed on 31 January 2017, and is reflected in the Development and Production International (DPI) segment.

4 Financial items

Quarters Q2 2017	Q1 2017	Q2 2016	(in USD million)	First half 2017	2016	Full year 2016
(21)	86	(72)	Net foreign exchange gains (losses)	65	(64)	(120)
85	182	200	Interest income and other financial items	267	248	436
(88)	(117)	161	Derivative financial instruments gains (losses)	(205)	986	470
68 [1]	(357)	(258)	Interest and other finance expenses	(289)[1]	(513)	(1,043)
44	(206)	31	Net financial items	(162)	656	(258)

1) Includes an income of USD 319 million related to a release of a provision. See note 8 Provisions, commitments, contingent liabilities and contingent assets.

Statoil has a US Commercial paper programme available with a limit of USD 5 billion of which USD 499 million has been utilised as of 30 June 2017.

5 Income tax

Q2 2017	Quarters Q1 2017	Q2 2016	(in USD million)	2017	First half 2016	Full year 2016
3,288	4,044	211	Income before tax	7,332	1,896	(178)
(1,852)	(2,980)	(513)	Income tax	(4,832)	(1,587)	(2,724)
56.3%	73.7%	>100%	Equivalent to a tax rate of	65.9%	83.7 %	>(100%)

The tax rate for the second quarter of 2017 and for the first half of 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Statoil's participation in several blocks offshore Angola as described in note 8 Provisions, commitments, contingent liabilities and contingent assets.

The tax rate for the first half of 2017 was also influenced by a loss related to the sale of interest in the Kai Kos Dehseh (KKD) oil sand project.

The tax rate for the second quarter of 2016 and for the first half of 2016 was primarily influenced by impairments and losses recognised in countries with lower than average tax rates or unrecognised deferred tax assets. This was partially offset by low effective tax rate on income from the Norwegian continental shelf caused by higher effect of uplift deduction and the tax exempted sale of interest in the Edvard Grieg field, and currency effects in entities that are taxable in other currency than the functional currency.

The tax rate for the first half of 2016 was also influenced by deferred tax assets written off within Development and Production International segment, due to uncertainty related to future taxable income.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2016	59,556	9,243
Additions	5,103	239
Transfers	111	(111)
Disposals	(42)	(3)
Expensed exploration expenditures and impairment losses	-	(132)
Depreciation, amortisation and net impairment losses	(4,250)	(6)
Effect of foreign currency translation adjustments	1,137	41
Balance at 30 June 2017	61,616	9,271

Impairments/reversal of impairments
For information on impairment losses and reversals per reporting segment see note 2 Segments.

First half 2017 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	(433)	0	(433)
Acquisition costs related to oil and gas prospects	-	113	113
Total net impairment losses (reversals) recognised	(433)	113	(320)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.
The recoverable amount of assets tested for impairment was based on Value in Use (VIU) estimates on the basis of internal forecasts on costs, production profiles and commodity prices.

7 Dividends

In May 2016, Statoil's general assembly approved the introduction of a two-year scrip dividend programme, commencing from the fourth quarter 2015. In May 2017, Statoil's general assembly approved the continuation of the two-year scrip programme through the third quarter 2017. As part of the scrip dividend programme, eligible shareholders and holders of American Depositary Receipts (ADR) can elect to receive their dividend in the form of new ordinary Statoil shares and ADR holders in the form of American Depositary Shares (ADS). The subscription price for the dividend shares will have a discount compared to the volume-weighted average price on Oslo Børs (OSE) of the last two trading days of the subscription period for each quarter. For all dividends approved from the fourth quarter of 2015 to first quarter 2017, the discount has been set at 5%.

A dividend of USD 0.2201 has been approved for both the third and fourth quarter of 2016 and for the first quarter of 2017. Dividends for third and fourth quarter 2016 were paid in the second quarter of 2017. For the first quarter dividend, the Statoil share will trade ex-dividend on Oslo Børs 9 August and 8 August for ADR holders on New York Stock Exchange. Record date will be 10 August and payment date will be around 22 September 2017.

On July 26, the board of directors resolved to declare a dividend for the second quarter of 2017 of USD 0.2201 per share, with a discount of 5% on new shares issued through the scrip dividend programme. The Statoil share will trade ex-dividend 1 November on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 2 November and payment date will be around 15 December.

Dividends

	Q2 2017	First half 2017	Q2 2016	Full year 2016
Dividends paid in cash (in USD million)	728	728	404	1,876
USD per share or ADS	0.4402	0.4402	0.2201	0.8804
NOK per share	3.7168	3.7168	1.8109	7.3364
Scrip dividends (in USD million)	678	678	293	904
Number of shares issued (in million)	41.8	41.8	18.3	56.4
Total dividends	1,406	1,406	697	2,780

8 Provisions, commitments, contingent liabilities and contingent assets

In April 2017, a federal judge granted an injunction request to suspend the assignment to Statoil of Petróleo Brasileiro S.A.'s ("Petrobras") 66% operated interest in the Brazilian offshore license BM-S-8, in a class action suit filed by the Union of Workers of Oil Tankers of Sergipe (Sindipetro) against Petrobras, Statoil, and ANP - the Brazilian Regulatory Agency ("the defendants"). The suit seeks the annulment of Petrobras' sale of the interest in BM-S-8 to Statoil, which was closed in November 2016. On 2 May 2017, the injunction was suspended by the President of the Federal Regional Court. The suspension of the injunction is appealable. The main issue will be examined in the Brazilian federal court system in due course. Statoil believes the defendants' position to be strong in upholding the validity of Statoil's ownership. At the end of second quarter 2017 the acquired interest remains in Statoil's balance sheet as intangible assets of the DPI segment. For further information about Statoil's acquisition, reference is made to the 2016 Consolidated annual financial statements note 4 Acquisitions and disposals.

In June 2017 Statoil signed an agreement with the Angolan Ministry of Finance which resolves the dispute over how to allocate profit oil and assess petroleum income tax (PIT) related to Statoil's participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola for the years 2002 to 2016. For further information about the dispute, reference is made to information in Note 23 Other commitments, contingent liabilities and contingent assets in Statoil's Consolidated annual financial statements for 2016. In accordance with the agreement, Statoil in July 2017 has paid in full and final settlement an additional PIT amount to Angola related to the prior reporting periods. The agreement also leads to a certain increase in Norwegian taxes payable. In addition to taxes previously provided for in the Consolidated financial statements related to the dispute, the second quarter current income tax expense reflects USD 117 million payable in Angola and Norway. Based on the agreement, profit oil and interest expense amounts previously provided for in the current portion of provisions related to claims and litigation have been reversed in the second quarter. USD 754 million has been reflected as revenue in the DPI segment, while USD 319 million has been reflected as interest expense reduction under Net financial items in the Consolidated statement of income. The net effect on the second quarter Consolidated statement of income consequently is USD 956 million.

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Subsequent events

Statoil ASA and Queiroz Galvão Exploração e Produção ("QGEP") have signed an agreement for Statoil to acquire QGEP's 10% interest in the BM-S-8 licence in Brazil's Santos basin. The additional 10% equity will increase Statoil's operated interest in the licence from 66% to 76%. The total consideration for the transaction is USD 379 million. Half of the total consideration will be paid upon closing of the transaction, with the remainder being paid when certain conditions have been met. These are partially related to the licence award, but mainly to the future unitisation of Carcará. Closing is subject to customary conditions, including partner and government approval.

.

Responsibility statement

Board and management confirmation

Today, the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Statoil ASA condensed interim financial statements as of 30 June 2017.

To the best of our knowledge, we confirm that:
- the Statoil ASA condensed interim financial statements for the first half of 2017 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the information presented in the condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that
- the information presented in the condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
- the information presented in the condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 26 July 2017

THE BOARD OF DIRECTORS OF STATOIL ASA

ROY FRANKLIN
ACTING CHAIR

BJØRN TORE GODAL

MARIA JOHANNA OUDEMAN

REBEKKA GLASSER HERLOFSEN

WENCHE AGERUP

JEROEN VAN DER VEER

STIG LÆGREID

INGRID ELISABETH DI VALERIO

PER MARTIN LABRÅTEN

HANS JAKOB HEGGE
CHIEF FINANCIAL OFFICER

ELDAR SÆTRE
PRESIDENT AND CEO

Supplementary disclosures

OPERATIONAL DATA

Q2 2017	Quarters Q1 2017	Q2 2016	Change Q2 on Q2	Operational data	2017	First half 2016	Change
				Prices			
49.6	53.7	45.6	9%	Average Brent oil price (USD/bbl)	51.7	39.8	30%
45.1	50.2	41.2	9%	DPN average liquids price (USD/bbl)	47.8	35.6	34%
43.7	46.9	37.1	18%	DPI average liquids price (USD/bbl)	45.3	31.5	44%
44.5	48.9	39.4	13%	Group average liquids price (USD/bbl)	46.7	33.9	38%
378.9	412.6	325.4	16%	Group average liquids price (NOK/bbl) [1]	396.1	286.5	38%
3.94	4.22	2.90	36%	Transfer price natural gas (USD/mmbtu) [9]	4.09	3.51	17%
5.09	5.46	4.95	3%	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.30	5.23	1%
2.76	3.31	1.67	65%	Average invoiced gas prices - North America (USD/mmbtu) [8]	3.07	1.98	55%
6.6	5.4	5.2	26%	Refining reference margin (USD/bbl) [2]	6.0	4.8	26%
				Entitlement production (mboe per day)			
586	616	581	1%	DPN entitlement liquids production	601	592	2%
412	439	444	(7%)	DPI entitlement liquids production	425	439	(3%)
998	1,054	1,025	(3%)	Group entitlement liquids production	1,026	1,031	(0%)
667	777	630	6%	DPN entitlement gas production	722	674	7%
171	176	159	7%	DPI entitlement gas production	174	157	11%
838	953	789	6%	Group entitlement gas production	895	831	8%
1,836	2,007	1,814	1%	Total entitlement liquids and gas production [3]	1,921	1,862	3%
				Equity production (mboe per day)			
586	616	581	1%	DPN equity liquids production	601	592	2%
548	556	558	(2%)	DPI equity liquids production	552	555	(0%)
1,135	1,172	1,139	(0%)	Group equity liquids production	1,153	1,146	1%
667	777	630	6%	DPN equity gas production	722	674	7%
195	197	190	3%	DPI equity gas production	196	186	5%
862	974	820	5%	Group equity gas production	918	860	7%
1,996	2,146	1,959	2%	Total equity liquids and gas production [4]	2,071	2,007	3%
				MMP sales volumes			
205.0	200.0	194.0	6%	Crude oil sales volumes (mmbl)	405.0	399.0	2%
12.3	13.1	10.8	13%	Natural gas sales Statoil entitlement (bcm)	25.4	23.0	10%
1.0	2.4	1.7	(42%)	Natural gas sales third-party volumes (bcm)	3.4	4.4	(23%)

EXCHANGE RATES

Q2 2017	Quarters Q1 2017	Q2 2016	Change Q2 on Q2	Exchange rates	2017	First half 2016	Change
0.1174	0.1184	0.1211	(3%)	NOK/USD average daily exchange rate	0.1180	0.1183	(0%)
0.1192	0.1166	0.1194	(0%)	NOK/USD period-end exchange rate	0.1192	0.1194	(0%)
8.5145	8.4426	8.2571	3%	USD/NOK average daily exchange rate	8.4765	8.4510	0%
8.3870	8.5757	8.3776	0%	USD/NOK period-end exchange rate	8.3870	8.3776	0%
1.1017	1.0647	1.1288	(2%)	EUR/USD average daily exchange rate	1.0823	1.1150	(3%)
1.1412	1.0691	1.1102	3%	EUR/USD period-end exchange rate	1.1412	1.1102	3%

EXPLORATION EXPENSES

Q2 2017	Quarters Q1 2017	Q2 2016	Change Q2 on Q2	Adjusted exploration expenses (in USD million)	2017	First half 2016	Change
85	121	129	(34%)	DPN exploration expenditures (activity)	207	233	(12%)
144	148	290	(50%)	DPI exploration expenditures (activity)	293	530	(45%)
230	269	419	(45%)	Group exploration expenditures (activity)	499	763	(35%)
7	13	139	(95%)	Expensed, previously capitalised exploration expenditures	19	210	(91%)
(11)	(81)	(100)	(89%)	Capitalised share of current period's exploration activity	(92)	(235)	(61%)
87	26	52	69%	Impairment (reversal of impairment)	113	122	(8%)
312	227	509	(39%)	Exploration expenses IFRS	539	860	(37%)
(89)	(25)	(87)	-	Adjustments	(113)	(157)	(28%)
224	202	423	(47%)	Adjusted exploration expenses	426	703	(39%)

NET ADJUSTED FINANCIAL ITEMS 2017

Net adjusted financial items in the second quarter of 2017 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	85	(21)	(88)	68	44	56	100
Foreign exchange (FX) impacts (incl. derivatives)	(7)	21	-	-	14	-	-
Interest rate (IR) derivatives	-	-	88	-	88	-	-
Adjusted financial items excluding FX and IR derivatives	78	0	0	68	146	98	244

NET ADJUSTED FINANCIAL ITEMS 2016

Net adjusted financial items in the second quarter of 2016 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	201	0	0	(258)	(57)	49	(8)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

(in USD million)	Second quarter					
	2017			2016		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
DPN	1,935	(1,323)	611	1,163	(727)	436
DPI	876	(204)	673	(506)	(44)	(549)
MMP	292	(230)	62	329	(197)	132
Other	(80)	24	(56)	(74)	26	(47)
Group	3,023	(1,734)	1,289	913	(941)	(28)
Effective tax rates on adjusted earnings			57.4 %			103.1 %

(in USD million)	First half					
	2017			2016		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
DPN	4,556	(3,234)	1,291 [1]	2,463	(1,565)	899
DPI	1,148	(343)	827 [1]	(1,305)	109	(1,197)
MMP	792	(416)	383 [1]	761	(273)	487
Other	(160)	60	(97)[1]	(149)	54	(96)
Group	6,336	(3,933)	2,403	1,769	(1,676)	94
Effective tax rates on adjusted earnings			62.1%			94.7%

1) The figures from the first quarter 2017 do not include minor adjustments mainly related to net financial items allocated at business level.

HEALTH, SAFETY AND THE ENVIRONMENT

Twelve months average per			First half 2017	First half 2016
Q2 2017	Q2 2016			
		Injury/incident frequency		
2.7	2.7	Total recordable injury frequency (TRIF)	2.8	2.8
0.8	0.7	Serious incident frequency (SIF)	0.7	0.7
		Oil spills		
145	133	Accidental oil spills (number of)	70	71
73	33	Accidental oil spills (cubic metres)	18	6

	First half 2017	Full year 2016
Climate		
Upstream CO2 intensity (kg CO2/boe) [1]	9	10

1) For Statoil operated assets in DPN and DPI, the total amount of direct CO_2 released to the atmosphere (kg), divided by total hydrocarbon production (boe).

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2016 Annual Report and Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** (including adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation, amortisation and net impairment losses and adjusted exploration expenses) – for more information see below
- **Adjusted earnings after tax** – for more information see below
- Return on average capital employed after tax (ROACE) – for more information see section 5.2 Return on average capital employed (ROACE) in Statoil`s 2016 Annual Report and Form 20-F
- **Net interest-bearing debt adjusted** – for more information see section 5.2 Net debt to capital employed ratio and note 18 Finance debt in Statoil`s 2016 Annual Report and Form 20-F
- **Net debt to capital employed ratio (net debt ratio)** – for more information see section 5.2 Net debt to capital employed ratio in Statoil`s 2016 Annual Report and Form 20-F
- **Net debt to capital employed ratio adjusted** – for more information see section 5.2 Net debt to capital employed ratio in Statoil`s 2016 Annual Report and Form 20-F
- **Organic capital expenditures** – for more information see section 2.9 Liquidity and capital resources and section 5.6 Terms and definitions in Statoil`s 2016 Annual Report and Form 20-F
- **Free cash flow** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, capital expenditures and investments, (increase) decrease in other non-current items, proceeds from sale of assets and businesses and dividend paid

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

- Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect**: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes reflects operational performance and increase comparability with peers
- Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from** sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold

- **Internal unrealised profit on inventories**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 June 2017	At 31 March 2017	At 30 June 2016	At 31 December 2016
Shareholders' equity		37,882	36,618	40,200	35,072
Non-controlling interests		29	28	39	27
Total equity	A	37,911	36,647	40,239	35,099
Current finance debt		5,508	4,500	3,307	3,674
Non-current finance debt		26,669	27,289	29,869	27,999
Gross interest-bearing debt	B	32,177	31,789	33,176	31,673
Cash and cash equivalents		5,083	7,135	6,761	5,090
Current financial investments		13,500	10,118	9,220	8,211
Cash and cash equivalents and financial investment	C	18,583	17,253	15,982	13,301
Net interest-bearing debt before adjustments [10]	B1 = B-C	13,595	14,536	17,194	18,372
Other interest-bearing elements [1]		974	1,141	1,266	1,216
Marketing instruction adjustment [2]		(172)	(176)	(207)	(199)
Net interest-bearing debt adjusted [5]	B2	14,396	15,501	18,254	19,389
Normalisation for cash-build up before tax payment (50% of Tax Payment) [3]		-	232	-	-
Net interest-bearing debt adjusted [5]	B3	14,396	15,733	18,254	19,389
Calculation of capital employed [5]					
Capital employed before adjustments to net interest-bearing debt	A+B1	51,506	51,183	57,433	53,471
Capital employed before normalisation for cash build up for tax payment	A+B2	52,307	52,148	58,493	54,488
Capital employed adjusted	A+B3	52,307	52,380	58,493	54,488
Calculated net debt to capital employed [5]					
Net debt to capital employed before adjustments	(B1)/(A+B1)	26.4%	28.4%	29.9%	34.4%
Net debt to capital employed before normalisation for tax payment	(B2)/(A+B2)	27.5%	29.7%	31.2%	35.6%
Net debt to capital employed adjusted	(B3)/(A+B3)	27.5%	30.0%	31.2%	35.6%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.
2) Adjustment to gross interest-bearing debt due to the Norwegian state's financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil's Consolidated balance sheet.
3) Adjustment to net interest bearing debt for cash-build-up in Q1 and Q3 before tax payment on 1st April and 1st October. This is to exclude 50% of the cash-build-up to have a more even allocation of tax payments between the 4 quarters and hence a more representative net interest bearing debt.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the second quarter of 2017 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	3,244	1,973	764	443	63
Total revenues and other income	(271)	(64)	(2)	(205)	-
Changes in fair value of derivatives	(119)	8	-	(127)	-
Periodisation of inventory hedging effect	(79)	-	-	(79)	-
Over-/underlift	(74)	(72)	(2)	-	-
Purchases [net of inventory variation]	(89)	-	-	54	(143)
Operational storage effects	54	-	-	54	-
Eliminations	(143)	-	-	-	(143)
Operating and administrative expenses	46	21	25	-	-
Over-/underlift	46	21	25	-	-
Other adjustments	(4)	-	(4)	-	-
Gain/loss on sale of assets	4	-	4	-	-
Depreciation, amortisation and impairment	5	5	-	-	-
Impairment	5	5	-	-	-
Exploration expenses	89	-	89	-	-
Impairment	88	-	88	-	-
Sum of adjustments to net operating income	(220)	(38)	112	(151)	(143)
Adjusted earnings [5]	3,023	1,935	876	292	(80)
Tax on adjusted earnings	(1,734)	(1,323)	(204)	(230)	24
Adjusted earnings after tax [5]	1,289	611	673	62	(56)

Items impacting net operating income in the second quarter of 2016 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	180	1,274	(839)	(20)	(235)
Total revenues and other income	396	(25)	(4)	424	-
Changes in fair value of derivatives	342	(49)	-	391	-
Periodisation of inventory hedging effect	39	-	-	39	-
Over-/underlift	134	138	(4)	-	-
Gain/loss on sale of assets	(119)	(114)	-	(5)	-
Purchases [net of inventory variation]	59	-	-	(94)	153
Operational storage effects	(94)	-	-	(94)	-
Eliminations	153	-	-	-	153
Operating and administrative expenses	(31)	(79)	21	19	8
Over-/underlift	(81)	(94)	13	-	-
Other adjustments	32	15	8	2	7
Provisions	19	-	-	17	1
Depreciation, amortisation and impairment	223	-	223	-	(0)
Impairment	270	-	270	-	(0)
Reversal of Impairment	(47)	-	(47)	-	-
Exploration expenses	87	(7)	94	-	-
Impairment	52	-	52	-	-
Other adjustments	35	(7)	42	-	-
Sum of adjustments to net operating income	733	(111)	334	349	161
Adjusted earnings [5]	913	1,163	(506)	329	(74)
Tax on adjusted earnings	(941)	(727)	(44)	(197)	26
Adjusted earnings after tax [5]	(28)	436	(549)	132	(47)

Items impacting net operating income in the first quarter of 2017 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	4,250	3,241	(161)	1,279	(109)
Total revenues and other income	(957)	(224)	55	(788)	(1)
Changes in fair value of derivatives	(562)	(44)	-	(518)	-
Periodisation of inventory hedging effect	(270)	-	-	(270)	-
Over-/underlift	(125)	(180)	55	-	-
Gain/loss on sale of assets	(1)	-	-	-	(1)
Purchases [net of inventory variation]	65	-	-	35	30
Operational storage effects	35	-	-	35	-
Eliminations	30	-	-	-	30
Operating and administrative expenses	369	43	352	(27)	-
Over-/underlift	3	43	(40)	-	-
Other adjustments	9	-	9	-	-
Gain/loss on sale of assets	384	-	384	-	-
Provisions	(27)	-	-	(27)	-
Depreciation, amortisation and impairment	(439)	(439)	-	-	-
Reversal of Impairment	(439)	(439)	-	-	-
Exploration expenses	25	-	25	-	-
Impairment	25	-	25	-	-
Sum of adjustments to net operating income	(938)	(620)	433	(779)	29
Adjusted earnings [5]	3,313	2,621	272	500	(80)
Tax on adjusted earnings	(2,199)	(1,911)	(139)	(185)	36
Adjusted earnings after tax [5]	1,114	679	155	321	(41)

Items impacting net operating income in the first half of 2017 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	7,494	5,214	604	1,722	(46)
Total revenues and other income	(1,229)	(288)	54	(993)	(1)
Changes in fair value of derivatives	(680)	(36)	-	(644)	-
Periodisation of inventory hedging effect	(349)	-	-	(349)	-
Over-/underlift	(198)	(252)	54	-	-
Gain/loss on sale of assets	(1)	-	-	-	(1)
Purchases [net of inventory variation]	(23)	-	-	90	(113)
Operational storage effects	90	-	-	90	-
Eliminations	(113)	-	-	-	(113)
Operating and administrative expenses	414	64	377	(27)	-
Over-/underlift	49	64	(15)	-	-
Other adjustments	5	-	5	-	-
Gain/loss on sale of assets	388	-	388	-	-
Provisions	(27)	-	-	(27)	-
Depreciation, amortisation and impairment	(434)	(434)	-	-	-
Impairment	5	5	-	-	-
Reversal of impairment	(439)	(439)	-	-	-
Exploration expenses	113	-	113	-	-
Impairment	113	-	113	-	-
Sum of adjustments to net operating income	(1,158)	(658)	544	(930)	(114)
Adjusted earnings [5]	6,336	4,556	1,148	792	(160)
Tax on adjusted earnings	(3,933)	(3,234)	(343)	(416)	60
Adjusted earnings after tax [5]	2,403	1,291	827	383	(97)

Items impacting net operating income in the first half of 2016 (in USD million)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Midstream and Processing	Other
Net operating income	1,240	2,598	(1,312)	283	(329)
Sum of adjustments to net operating income	530	(135)	7	478	180
Adjusted earnings [5]	1,769	2,463	(1,305)	761	(149)
Tax on adjusted earnings	(1,676)	(1,565)	109	(273)	54
Adjusted earnings after tax [5]	94	899	(1,197)	487	(96)

Adjusted earnings Marketing, Midstream and Processing (MMP) break down

Q2 2017	Quarters Q1 2017	Q2 2016	Change Q2 on Q2	Adjusted earnings break down (in USD million)	2017	First half 2016	Change
162	197	167	(3%)	Natural Gas Europe	359	191	88%
(21)	49	9	N/A	Natural Gas US	28	91	(69%)
17	122	103	(83%)	Liquids	139	299	(54%)
134	132	50	>100%	Other	266	180	48%
292	500	329	(11%)	Adjusted earnings MMP	792	761	4%

Reconciliation of adjusted earnings after tax to net income

Q2 2017	Quarters Q1 2017	Q2 2016	Reconciliation of adjusted earnings after tax to net income (in USD million)		2017	First half 2016
3,244	4,250	180	Net operating income (NOI)	A	7,494	1,240
1,908	3,051	521	Tax on NOI	B	4,959	1,194
1,335	1,199	(342)	NOI after tax	C = A-B	2,535	46
(220)	(938)	733	Adjustments	D	(1,158)	530
(174)	(852)	419	Tax on adjustments	E	(1,026)	482
1,289	1,114	(28)	Adjusted earnings after tax [5]	F = C+D-E	2,403	94
44	(206)	31	Net financial items	G	(162)	656
57	71	8	Tax on net financial items	H	127	(394)
1,436	1,064	(302)	Net income	I = C+G+H	2,500	309

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding plans and expectations with respect to market outlook and future economic projections and assumptions; Statoil's focus on capital discipline; expected annual organic production through 2017; projections and future impact of efficiency programmes including expected efficiency improvements, including expectations regarding costs savings from the improvement programme; capital expenditure and exploration guidance for 2017; production guidance; Statoil's value over volume strategy; organic capital expenditure for 2017; Statoil's intention to mature its portfolio; exploration and development activities, plans and expectations, including estimates regarding exploration activity levels; projected unit of production cost; equity production and expectations for equity production growth; planned maintenance and the effects thereof; impact of PSA effects; risks related to Statoil's production guidance; accounting decisions and policy judgments, ability to put exploration wells into profitable production, and the impact thereof; expected dividend payments, the scrip dividend programme and the timing thereof; estimated provisions and liabilities; the projected impact or timing of administrative or governmental rules, standards, decisions or laws, including with respect to and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (and section 2.10 Risk review – Risk factors thereof). Statoil's 2016 Annual Report and Form 20-F is available at Statoil's website www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, to make them either conform to actual results or changes in our expectations.

END NOTES

1. The Group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **Production Sharing Agreement (PSA)** that correspond to Statoil's ownership share in a field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures**. See section Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and it also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8. The Group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from MMP to DPN.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.